FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 27, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Exhibit

Amended and Restated Technical Report

Exhibit 2

Consent and Qualification Certificate

Exhibit 3

Press Release Dated March 26, 2003

Exhibit 4

Material Change Report

Exhibit 5

Letter to the Canadian Securities Commissions re: The Amended and Restated Technical Report

exhibit 1.

Map Sheets 46O/13, 47A/05,A/11,A/12, 37C/12,C/13, 47D/09,

 D/14, D/15, D/16, 47E/02, 47E/03 - UTM Zones 16 and 17

Technical Report for the

Fury, Sarcpa and Gem Properties

Melville Peninsula and Baffin Island,

Nunavut, Canada

(Amended and Restated)

Completed By:

APEX Geoscience Ltd.

Suite 200, 9797-45 Avenue

Edmonton, Alberta, Canada

T6E 5V8

Completed For:

NDT Ventures Ltd.

Suite 860 - 625 Howe Street

Vancouver, B.C. V6C 2T6

Canada.

March 25, 2003

Dean J. Besserer, B.Sc., P.Geol.

Edmonton, Alberta, Canada

Technical Report for the

Fury, Sarcpa and Gem Properties

Melville Peninsula and Baffin Island

Nunavut Canada

TABLE OF CONTENTS

SUMMARY

1

INTRODUCTION AND TERMS OF REFERENCE

2

DISCLAIMER

2

PROPERTY DESCRIPTION AND LOCATION

4

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES,

INFRASTRUCTURE AND PHYSIOGRAPHY

6

HISTORY

8

Melville Peninsula

8

Baffin Island

10

GEOLOGICAL SETTING

11

Regional Geology - Melville Peninsula

11

Regional Geology - Baffin Island

12

DEPOSIT TYPES

15

EXPLORATION

18

DRILLING

19

SAMPLING METHOD AND APPROACH

19

SAMPLE PREPARATION, ANALYSES AND SECURITY

19

DATA VERIFICATION

20

ADJACENT PROPERTIES

21

INTERPRETATION AND CONCLUSIONS

21

RECOMMENDATIONS

22

REFERENCES

24

CERTIFICATE OF AUTHOR

                    30

Technical Report for the

Fury, Sarcpa and Gem Properties

Melville Peninsula and Baffin Island

Nunavut Canada

TABLE OF CONTENTS (continued)

Figure                                                                                                             Page

1

Location........................................................................................................3

2

Permit and Sample Locations.........................................................................5

3

Regional Geology, North Melville..................................................................13

4

Regional Geology, South Melville..................................................................14

Table                                                                                                               Page

1

Legal Property Description...............................................................................7

 2

Budget For Proposed Staged Exploration Fury, Sarcpa And Gem

Properties, Melville Peninsula And Baffin Island, Nunavut.................................23

Appendix                                                                                                        Page

1

Sample Locations........................................................................................At End

Technical Report for the

Fury, Sarcpa and Gem Properties

Melville Peninsula and Baffin Island

Nunavut, Canada

SUMMARY

This report is written as a Technical Report for the acquisition of the Fury, Sarcpa and Gem properties by NDT Ventures Ltd.  The report is written to comply with standards set out in National Instrument 43-101 for the Canadian Securities Administration.

The Fury, Sarcpa and Gem properties are located approximately 60, 120 and 180 kilometers from Igloolik, Nunavut, respectively and cumulatively encompass more than one million acres.  During the summer 2002, APEX Geoscience Ltd. and Hunter Exploration conducted exploration within mineral claims, mineral permits and regionally throughout Melville Peninsula on behalf of Northern Empire Minerals Ltd. and Stornoway Ventures Ltd.  As a result of the 2002 exploration, Northern Empire Minerals Ltd. and Stornoway Ventures have reported the occurrence of a diamond-bearing kimberlite outcrop and the occurrence of diamond-bearing kimberlite float.  The discovery is the first publicly known kimberlite occurrence on the Melville Peninsula.  As well, diamond-bearing kimberlites have been reported by other companies on Baffin Island.

In total, four till or beach sand samples were collected by APEX Geoscience Ltd. and Hunter Exploration Group on behalf of Northern Empire Minerals Ltd. within properties recently optioned by NDT Ventures Ltd. and Navigator Exploration Corp. (Fury Property one sample; Sarcpa Property three samples).  Of the four samples which were collected during summer 2002 within what are now known as the Fury, Sarcpa and Gem properties, none contain diamond indicator minerals.

Based on the limited sampling conducted to date, favourable geology and proximity to recent discoveries, further exploration is warranted.  That is, the Fury, Sarcpa and Gem properties are of sufficient merit to justify further exploration.  It is therefore recommended that a staged exploration program consisting of the following be completed:  (a) fly a high-resolution airborne magnetic (HRAM) survey over the entire area covered by mineral permits.  The survey should be flown at a minimum line spacing of 200 meters with tie lines every kilometer.  As well, the survey lines should be flown perpendicular to the strike of the rocks, wherever possible.  An independent geophysicist should be on site during the flying to ensure quality control is maintained.  In total about 11500, 5700 and 1700 line km's should be flown at the Fury, Sarcpa and Gem properties respectively at an approximate price of $12/line kilometre plus mobilization and demobilization; (b) upon receipt of the HRAM data, reconnaissance prospecting, mapping and till sampling should be systematically completed throughout the permits and till sampling should be completed in detail while prospecting at areas where the HRAM data has identified possible kimberlites or related intrusions.  In total a minimum of about 105, 70 and 25 samples should be collected at each of the Fury, Sarcpa and Gem properties respectively; (c) complete gridding and ground geophysical surveying over those land based priority magnetic targets; and (d) based on the results from the stage (c) exploration, drill targets and/or specific drill collars may be chosen as part of a fall or spring 2004 drill program.

The approximate budget to complete stages (a), (b) and (c) of exploration is about $680,000 and a more detailed breakdown of proposed costs are in Table 2.  The cost to complete about 1000 m of drilling is about $450,000.  Therefore, the total staged exploration budget is approximately $1,130,000 CDN, excluding G.S.T.

INTRODUCTION AND TERMS OF REFERENCE

This report is written as a Technical Report for the acquisition of the Fury, Sarcpa and Gem properties by NDT Ventures Ltd.(NDT).  The report is written to comply with standards set out in National Instrument 43-101 for the Canadian Securities Administration.

APEX Geoscience Ltd., Edmonton, Alberta was retained on February 25, 2003 as consultants to complete an independent technical report on behalf of NDT Ventures Ltd.  specific to the Fury, Sarcpa and Gem properties.  Mr. Dean Besserer a principal of APEX Geoscience Ltd. and qualified person conducted property visits and exploration throughout the Melville Peninsula and South Baffin Island during summer 1995 on behalf of others.  During summer 2002, APEX Geoscience Ltd. conducted exploration on behalf of Northern Empire Minerals Ltd., Hunter Exploration and Stornoway Ventures Ltd.   The exploration was supervised by Mr. Dean Besserer, P.Geol.  (Figure 1).

DISCLAIMER

The author, in writing this report, uses sources of information as listed in the references.  The report written by Mr. Dean J. Besserer, B.Sc., P.Geol., a qualified person, is a compilation of proprietary and publicly available information as well as information obtained during the property visit and previous work throughout the area.  The government reports were prepared by a person or persons holding post secondary geology, or related university degree(s), prior to the implementation of the standards relating to National Instrument 43-101.  The information in those reports is therefore assumed to be determined accurate.  Those reports written by other geologists are also assumed to be accurate based on the property visit and data review conducted by Mr. D. Besserer, however are

FIGURE 1 - Available on Request

not the basis for this report.  The properties are considered grass roots exploration properties.

PROPERTY DESCRIPTION AND LOCATION

The Fury, Sarcpa and Gem properties are located in the Nunavut Territory, Canada within the 1:250,000 scale National Topographic System (NTS) map areas 46O, 47A, 37C, 47D, and 47E respectively.  The properties are within the NW quadrant of the 1:50,000 scale NTS map areas 46O13, 47A05, 47A11, 47A12, 37C12, 47D09, 47D15, the NE quadrant of 46O13, 47A12, 37C12, 47D09, 47D14, 47D15, the SW quadrant of 46O13, 47A12, 37C13, 47D14, 47D16, 47E02 and SE quadrant of 47D09, 47D14, 47D15, 47D16, 47E02 and 47E03 respectively (Table 1; Figure 2).  The properties are cumulatively 1,048,517 acres in size and consist of 25 prospecting permits which are contiguous in each of the three properties (Fury Property, 17 mineral permits; Sarcpa Property, 5 mineral permits; Gem Property, 3 mineral permits) (Table 1; Figure 2).

The prospecting permits are held in the name of Mr. Lawrence Barry acting on behalf of Hunter Exploration Group (Hunter).  The prospecting permits will be transferred to NDT and/or Navigator and are subject to the terms of the agreement.  Under the terms of the agreement, Navigator and NDT may earn a 60 per cent (%) collective interest (30% interest each) in the properties from Northern Empire Minerals Ltd. ('Northern Empire'), Stornoway Ventures Ltd. ('Stornoway') and Hunter Exploration Group ('Hunter') by funding all permit acquisition costs (complete), issuing 100,000 shares and 100,000 warrants of each company and incurring $1 million in exploration costs. Navigator and NDT negotiated the option terms of the agreement and advanced all acquisition costs in December, 2002. The agreements were subject to receipt of the exploration permits and approval of the option terms by independent directors of each of Northern Empire, Stornoway, Navigator and NDT, both of which have now occurred. The 100,000 warrants to be issued by each of Navigator and NDT are exercisable for one year at a price equal to 125% of the average of the closing prices of the relevant company's shares for the five trading days after February 11, 2003. The properties are subject to a two percent gross-overriding royalty, 50% of which Navigator and NDT can purchase for $3,000,000 (NDT Ventures Ltd. Press Release, February, 2003).

In order to conduct work at the property, the operator must be registered with the Nunavut government and hold the appropriate land use licence and water licence, which is issued by Kitikmeot Inuit Association (KIA).   Should drilling be required, a land use permit will be required for both the drill sites and camp (if applicable).  As well, the company must file the proposed program with the Workers Compensation Board, Nunavut.

Figure 2 - Available on Request

Prospecting permits require work commitments of $0.10. $0.20, and $0.40/acre for years 1, 2 and 3, respectively.  Prior to the end of the third year a Prospecting Permit must be converted to claims status (all or portions of) by staking, and/or dropped (all or portions of).  After a permit has expired, the original permit owner can't stake claims within the original permit area for at least one year from the expiry date.  Claims require work commitments of $4/acre for the first two years and $2/acre for each year thereafter. Work required to be performed must be filed with the Mining Recorder within 30 days of the anniversary date of the claim or within 60 days of the date of the lapsing notice.  At the end of the tenth year the claim holder can apply for lease status, at which time a yearly payment must be made with no further work commitments and/or expenditures (INAC, 1993).

Prospecting permits (see Table 1) were issued on February 03/03, and are good for 5 years (above latitude 68 degrees north; Fury and Sarcpa properties) and are good for three years below latitude 68 degrees north (Gem Property), assuming all work commitments are met.  The newly acquired prospecting permits will require exploration expenditures as discussed above, in order to keep the entire property in good standing.  Subsequently, should the requirements of the deal be met, NDT Ventures and Navigator Exploration will be able to keep the properties in good standing and obtain 60% of the diamond and mineral rights with respect to the properties.

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Access to the property is via Canadian North and/or First Air scheduled aircraft service from either: (a) Yellowknife, NWT to Igloolik or Repulse Bay, Nunavut; (b) Winnipeg, MB to Igloolik or Repulse Bay, Nunavut; or (c) Montreal or Ottawa to Igloolik or Repulse Bay, Nunavut via Iqaluit, Nunavut.   Both Igloolik and Repulse Bay are serviced seasonally by barge, and scheduled jet service four days a week (Monday, Wednesday, Friday and Saturday).  The Fury, Sarcpa and Gem properties are located approximately 60, 120 and 180 kilometers from Igloolik, Nunavut, respectively, and can be accessed, in part, via float or tundra tire equipped fixed wing aircraft or in their entirety by helicopter.

The climate is typical of the eastern sub-arctic, being cold in the winter (minus(-) 20 to -45 degrees celcius) and mild in the summer (5 to 15 degrees celcius).  Precipitation is moderate.  Fog is often a problem near the coast during the summer and fall months.

Table 1

Legal Property Description

FURY PROPERTY
Mineral Permit Identifier	Size (Acres)	Anniversary Date	Type of Permit
2720	12770	February 01, 2008	5 year
2721	63260	February 01, 2008	5 year
2722	17880	February 01, 2008	5 year
2769	29740	February 01, 2008	5 year
2770	56620	February 01, 2008	5 year
2771	23550	February 01, 2008	5 year
2774	26790	February 01, 2008	5 year
2775	23560	February 01, 2008	5 year
2776	65340	February 01, 2008	5 year
2777	36190	February 01, 2008	5 year
2778	47750	February 01, 2008	5 year
2779	20810	February 01, 2008	5 year
2780	22250	February 01, 2008	5 year
2781	18270	February 01, 2008	5 year
2782	23040	February 01, 2008	5 year
2783	46410	February 01, 2008	5 year
2784	54330	February 01, 2008	5 year
SARCPA PROPETY
Mineral Permit Identifier	Size (Acres)	Anniversary Date	Type of Permit
2728	70886	February 01, 2008	5 year
2731	70105	February 01, 2008	5 year
2734	70105	February 01, 2008	5 year
2735	70105	February 01, 2008	5 year
2736	70105	February 01, 2008	5 year
GEM PROPERTY
Mineral Permit Identifier	Size (Acres)	Anniversary Date	Type of Permit
2724	36217	February 01, 2006	3 year
2725	36217	February 01, 2006	3 year
2726	36217	February 01, 2006	3 year

During the summer months no aircraft are based in either Igloolik or Repulse Bay although fixed wing aircraft and helicopter can be chartered on a casual or full time basis.  Some services are available in Igloolik and/or Repulse Bay, including: groceries and hotel.  Anything that is not available in Igloolik and/or Repulse Bay can be shipped directly from Yellowknife, Edmonton, Iqaluit, Ottawa or Montreal via the scheduled air service.  There is no infrastructure at or near the property and the property has not been legally surveyed.

There is little topographic variance at or near the property and surrounding area.  Shallow lakes, creeks, rivers and swamps are common throughout.  Extensive, thin glacial deposits (till) occur throughout the property, as outcrops are limited to about 40% of the Fury Property and only 10 % of the Sarcpa and Gem properties.  Lichens, moss, grasses and small scrubs are typical of the vegetation present.

HISTORY

MELVILLE PENINSULA

Heywood (1967) conducted the first systematic geological mapping of the southern half of Melville Peninsula at a scale of 1:506,880.  Parts of southern Melville Peninsula have since been remapped by Frisch (1982) at a scale of 1:250,000, and by Henderson (1983, 1987) at a scale of 1:100,000.  Schau (1981, 1993) has mapped northern Melville Peninsula at scales of 1:125,000 and 1:500,000.  Airborne magnetic surveys have been performed over the entire Melville Peninsula, including NTS map areas 46M, N, O, P and 47A, B and C by the Geological Survey of Canada (GSC) (1978a,b,c,d,e,f).

Several companies have carried out mineral exploration at Melville Peninsula since the late 1960s, although there is no record of precious metals exploration being performed prior to 1983.  Borealis Exploration Ltd. (Borealis) carried out work to delineate magnetite iron ore deposits within both eastern and western Melville Peninsula from 1968 to 1970 and 1979 to 1983.  This work comprised both airborne and ground magnetic and electromagnetic surveying, geological mapping, rock sampling and diamond drilling (Walls, 1986).  Aquitaine Company of Canada Limited performed magnetic, electromagnetic and radiometric surveys, prospecting, sampling and geological mapping over parts of southern Melville Peninsula between 1970 and 1973 (Ibid.).  Noranda Exploration Company Ltd. evaluated claims in western Melville Peninsula for uranium and molybdenum mineralized zones between 1976 and 1980 (Ibid.).  Cominco Ltd. performed geochemical lake sediment sampling for base metal mineralized zones over parts of southern Melville Peninsula in 1980 (Ibid.).

From 1983 to 1986, Borealis conducted precious metals exploration on several prospecting permits and mineral leases in southern, eastern and western Melville Peninsula.  The highest gold assay, which was reported from their fieldwork, is 3.3 g Au/t from a gossan zone in rusty pelitic gneiss in south-central Melville Peninsula (Walls, 1986). As well, Borealis reported a gold assay of 5.82 g Au/t in non-magnetic tailings from iron ore analyses, in drill core from their mineral leases near Roche Bay (Ashley et al., 1983).  In 1993, Borealis was granted Prospecting Permits 1312 and 1313 on southern and eastern Melville Peninsula, respectively, presumably to continue their exploration for gold.

BHP Minerals Canada Ltd. commenced exploration for base metal mineralised zones on Prospecting Permits 1465 to 1476 on southern Melville Peninsula in 1994 (C. Marmont, Pers. Comm., 1994).  Gossanous metasediments with two minor zinc showings, graphite and pyrrhotite occurrences were identified in the Penrhyn Basin (Marmont, 1995).  In 1996, they continued not only their base metal exploration, but gold as well, which included geological mapping and geochemical sampling.  Base metal anomalies (upto 1.0% Zn and 0.6% Cu), associated with gossanous pelitic gneiss, were identified during their 1996 exploration (MacConnel and Harrison, 1996).

During 1994, APEX conducted exploration for gold at selected parts of the Melville Peninsula on behalf of Melville Joint Venture (MJV).  The main intent of this program was to evaluate the potential of metasedimentary and metavolcanic rocks of the Archean Prince Albert Group, as well as selected locales underlain by the Aphebian Penrhyn Group, to host gold-bearing zones.  This was accomplished by examining potentially gold-bearing gossans and sulphide occurrences, which had been compiled from existing Geological Survey of Canada maps and industry assessment reports.  As well, airborne prospecting was performed along prospective metasedimentary and metavolcanic belts, and along aeromagnetic anomalies that had been identified from government maps.  The result was the gold being hosted in the sulphidic zones within iron formations, metasedimentary rocks, metavolcanic rocks and high strain zones in Archean rocks (Besserer, 1995, 1996).

During summer 2001, Hunter Exploration conducted regional beach sand sampling throughout Melville Peninsula.  The discovery of diamond indicator minerals in samples led to the acquisition of more than 1.3 million acres by Hunter Exploration that were subsequently optioned to Northern Empire, Stornoway and Glencairn Resources Inc.  Exploration was conducted by APEX Geoscience Ltd. during summer 2002 on behalf of Northern Empire Minerals Ltd., Stornoway Ventures Ltd. and Hunter Exploration throughout the Melville Peninsula.  As a result of the 2002 exploration, Northern Empire Minerals Ltd. and Stornoway Ventures recently reported (Northern Empire Minerals Ltd. press release, February 2003), the occurrence of a diamond bearing kimberlite outcrop and the occurrence of diamond bearing kimberlite float.  The discovery is the first publicly known kimberlite occurrence within the Melville Peninsula (Figure1).  During the summer 2002 exploration conducted by APEX, Debeers Canada was witnessed conducting sampling in various locations throughout Baffin Island and Melville Peninsula by the author.

BHP Billiton have been conducting exploration for kimberlites or related intrusions throughout Melville Peninsula and have recently acquired more than one million acres on south Melville and are rumoured to have discovered kimberlite float (P. Hundt, Debeers Canada, pers. comm., 2003).

BAFFIN ISLAND

Geology maps at 1:250,000 scale for Baffin Island have been compiled by the Geological Survey of Canada (GSC) (Morgan, 1979, 1981; Jackson et al., 1975a, b, c, d) for NTS map areas 37C, D, E, F, G and H.  Airborne magnetic surveys have been performed by the GSC over most of Baffin Island, including NTS 1:250,000 map areas 37C, D, E, F, G and H (GSC, 1973a, b, c, d, e, f).

Other workers who have provided information or data about Baffin Island include Gross (1966a, b), Jackson (1966, 1969, 1971), Jackson and Taylor (1972), Morgan et al. (1975, 1976), Tippett (1978, 1979), Henderson et al. (1979), and Henderson and Tippett (1980).  More recent geological work includes that of Henderson et al. (1988, 1989) on the Foxe Fold Belt, reconnaissance geochronology by Jackson et al. (1990), Bethune and Scammell (1993), and Scammell and Bethune (1995) in the vicinity of Eqe Bay.

Mineral exploration has been carried out at north-central Baffin Island by several companies since the late 1960's.  Assessment reports indicate that extensive work at the Mary River area (NTS 37G/5, 6) was completed by Baffinland Iron Mines Limited, and British Ungava Explorations Ltd. to develop the Mary River high-grade iron ore deposits.  More recent exploration includes diamond drilling by Nanisivik Mines Ltd. during 1991 for gold and base metals.  That is, in August 1991, three holes were drilled by Nanisivik Mines Ltd. in the Mary River area, of which only two of the holes were assayed.  Assay highlights include 91 parts per billion (ppb) Au, 2,860 parts per million (ppm) Cu, 273 ppm Zn, 6.6 ppm Ag and 18 ppm Pb over 1.52 m (Von Guttenberg, 1991).  Other work within NTS map area 37G has been completed by King Resources Ltd. during the late 1960's.

Assessment reports also document work completed by Patino Mining Corp. Ltd. during 1969, and Nanisivik Mines Ltd. in 1994 at the Eqe Bay area (NTS 37C).   Other work that has been filed for assessment within NTS map areas 37A and 37D includes that by Petro Canada Resources Ltd.  Within or near the Baffin Project area, prospecting permits are held or have recently been held by Savanna Resources Ltd., Noranda Limited, Agnico-Eagle Mines Limited, Nanisivik Mines Ltd., Energold Minerals Inc., Comaplex Minerals Corp. and  569514 Alta. Ltd.

Continental Precious Minerals Inc. conducted exploration for diamondiferous kimberlites or diatremes at Baffin Island (G. Stewart, pers. comm., 1995) and BHP Minerals Canada Ltd. conducted work at Baffin Island within the Proterozoic Piling Group rocks in and around the Foxe Fold Belt (C. Marmont, pers. comm., 1995).  During 1995, APEX Geoscience Ltd. conducted regional exploration within NTS 1:250,000 map areas 37C, E, F, G and H.  The exploration was conducted on behalf of Phelps Dodge Corp. and focussed on exploration for gold (Olson and Besserer, 1995).

More recently, Mountain Province, Twin Mining, Kenecott Canada, BHP Billiton and Debeers Canada have acquired land and completed exploration for kimberlites or related intrusions throughout Baffin Island.  Twin Mining have recently reported the existence of diamondiferous kimberlites on the Brodeur Peninsula of Baffin Island (Twin Mining press releases, 2001, 2002).

GEOLOGICAL SETTING

REGIONAL GEOLOGY - MELVILLE PENINSULA

Melville Peninsula is in the northern part of the Churchill Structural Province of the Precambrian Canadian Shield.  It forms a horst between Foxe Basin and Committee Bay.  Melville Peninsula is underlain by Archean tonalite-granodiorite gneiss, Archean Prince Albert Group metasedimentary and metavolcanic rocks, Archean granites of the Hall Lake Plutonic Complex, Aphebian Penrhyn Group metasedimentary rocks, Helikian sandstones and conglomerates of the Folster Lake Formation and Fury and Hecla Supergroup, Archean to Proterozoic metadiabase and diabase dykes, and early Paleozoic carbonate rocks.  Extensive areas are covered by Quaternary glacial drift.

The oldest rocks at Melville Peninsula comprise partially retrograded tonalite-granodiorite gneisses, which are cut in places by leucogranite dykes and metamorphosed mafic sills and dykes (Schau, 1993).  Supracrustal rocks of the Prince Albert Group unconformably overlie the gneisses.  The term Prince Albert Group was introduced by Heywood (1967) to "refer to a sequence of Aphebian (early Proterozoic) or Archean metamorphosed sedimentary and volcanic rocks", which exist mainly in two belts at Melville Peninsula and one belt southwest of Committee Bay.  Subsequent geological and isotopic analyses by Frisch and Goulet (1975) and Schau (1975) determined that the Prince Albert Group is, in fact, Archean in age.  Schau (1993) described the Prince Albert Group as "a volcanogenic sequence containing meta-ultramafic rocks, metabasalt, acid volcanic rocks, quartzite, banded iron formations, as well as more common pelitic and other clastic metasedimentary rocks".

The Prince Albert Group is exposed in numerous belts and in a few isolated rafts on Melville Peninsula.  The largest belt is up to 20 km wide and extends from west-central Melville Peninsula, northeastwards to Roche Bay, then strikes northwards past Hall Lake, a total distance of nearly 200 km.  The other belts and rafts of Prince Albert Group rocks are up to 55 km long and 10 km wide.

The tonalite-granodiorite gneiss and Prince Albert Group were intruded by late Archean metagabbroic stocks, then deformed by a complex series of folds and faults, and finally were metamorphosed and intruded by granites of the Hall Lake Plutonic Complex.  Metamorphism in the late Archean reached upper amphibolite grade throughout most of Melville Peninsula, but ranged from greenschist grade in a few regions on the east coast, through granulite grade in the northwest part of the Peninsula.

Metasedimentary rocks of the Penrhyn Group were deposited during the Aphebian (early Proterozoic), mainly in southern Melville Peninsula (Figure 3).  The Penrhyn Group and underlying basement were then deformed in at least two separate episodes associated with the late Aphebian Hudsonian Orogeny, and metamorphosed to amphibolite grade.  Northeast-trending high-strain zones associated with this deformation are present along the contacts between the Penrhyn Group and basement rocks, and at several locations in northwestern Melville Peninsula.

The Melville Peninsula was uplifted during the Helikian (middle Proterozoic), and cut by numerous east-southeast trending 'latitudinal faults' (Schau, 1993).  These latitudinal faults occur throughout Melville Peninsula, but are more common in the north half of the Peninsula.  A few granitic stocks are emplaced along these latitudinal fault zones.  Sandstone and conglomerate clastic sequences were deposited later in the Helikian, first in the Folster Lake Formation on the west coast, then in the Fury and Hecla Supergroup on the north coast of Melville Peninsula.  Diabase dykes, first of the Mackenzie series then of the Franklin Series, were intruded into all of the above rock units during the late Helikian and Hadrynian (upper Proterozoic).  Ordovician carbonate rocks were deposited both on the east coast and adjacent to the west coast of Melville Peninsula, and are the youngest rock units that are preserved.  Renewed uplift of Melville Peninsula to near its present erosional surface occurred during the Devonian and Cretaceous.  Finally, thick glacial sediments were deposited in places on the west coast during the Quaternary.

Within what is now termed as the GEM Property, the GSC mapped six small (100 to 400m diameter) showings of serpentinized ultramafic rock within foliated porphyritic to megacrystic granite.

REGIONAL GEOLOGY - BAFFIN ISLAND

Baffin Island is in the northern part of the Churchill Structural Province of the Precambrian Canadian Shield.  North-central Baffin Island is mainly underlain by the Archean Mary River Group, Proterozoic Piling Group, and Archean and Proterozoic granitoid and associated metamorphic rocks.  The 1995 Baffin project was mainly focused towards the Mary River Group because it contains geologically favourable host rocks for gold deposits, including iron formation and

Figure 3 - Available on Request

Figure 4 - Available on Request

a variety of other meta-sedimentary and meta-volcanic rocks.  The geological evolution of Baffin Island is dominated by structural and metamorphic events related to the Committee Orogen (2.7 Ga) and the Proterozoic Foxe Fold Belt.  At least two phases of deformation have affected the Archean Mary River Group, with the most recent major phase of deformation occurring at about 1.82 Ga.  These events coincide with two periods of granitic intrusion (Jackson et al., 1990; Scammell and Bethune, 1995).

The Archean and Proterozoic rocks at north-central Baffin Island are cut by major northwest (Baffin Thrust Belt) and northeast (Isortoq Fault Zone) trending shear and fault zones.  Much of the shearing in the northwest trending Baffin Thrust Belt is of ductile origin, but brittle shearing is believed to be relatively common along its southwest side.  Brittle/ductile shears and faults trend parallel to the Isortoq Fault Zone (G. Jackson, pers. comm., 1995).

DEPOSIT TYPES

To understand the significance of diamond indicator minerals (DIMs), it is important to understand the type of igneous rocks from which primary diamond deposits are mined. The most common rock type from which diamonds are mined are kimberlites and, to a lesser extent, lamproites and orangeites.  DIMs describe minerals that are common constituents of these three rock types, some of which are phenocrysts and others that are xenocrysts.  For the purposes of this discussion, DIMs will refer to minerals that are both characteristic and diagnostic of kimberlites.

Kimberlite is best described as a hybrid igneous rock (Mitchell, 1986, 1989, 1991; Skinner, 1989; Scott Smith, 1995).  Kimberlites are igneous in nature since they have crystallised from a molten liquid (kimberlitic magma) originating from the earth's upper mantle.  Kimberlite magma contains volatile gases and is relatively buoyant with respect to the upper mantle.  As a result, pockets of kimberlitic magma will begin to ascend upward through the upper mantle and along a path of least resistance to the earth's surface.  As the kimberlitic magma ascends, the volatile gases within the magma expand, fracturing the overlying rock, continually creating and expanding its own conduit to the earth's surface.  As a kimberlitic magma begins to ascend to the earth's surface it rips up and incorporates fragments or xenoliths of the various rock types the magma passes through on its way to surface.  As the magma breaks down and incorporates these xenoliths, the chemistry and mineralogy of the original magma becomes altered or hybridised.  The amount and type of foreign rock types a kimberlite may assimilate during its scent will determine what types of minerals are present in the kimberlite when it erupts at surface.

When kimberlitic magma reaches or erupts at the earth's surface, the resulting volcanic event is typically violent, creating a broad shallow crater surrounded by a ring of kimberlitic volcanic ash and debris ("tuffaceous kimberlite").  The geological feature created by the eruption of a kimberlite is referred to as a diatreme or kimberlite pipe (Mitchell, 1986, 1989, 1991).  In a simplified cross section a kimberlite diatreme appears as a near vertical, roughly "carrot shaped" body of solidified kimberlite magma capped by a broad shallow crater on surface that is both ringed and filled with tuffaceous kimberlite and country rock fragments (Mitchell, 1986, 1989, 1991).

Diamonds do not crystallise from a kimberlitic magma, they crystallise within a variety of diamond-bearing igneous rocks in the upper mantle called peridotites and eclogites.  Peridotites and eclogites are each made up of a diagnostic assemblage of minerals that crystallise under specific pressure and temperature conditions similar to those conditions necessary to form and preserve diamonds ("diamond stability field"). Diamond bearing peridotite can be further broken down into three varieties that are, in order of greatest diamond bearing significance, garnet harzburgite, chromite harzburgite, and, to a lesser extent, garnet lherzolite.  For a kimberlite to be diamond bearing, the primary kimberlitic magma must disaggregate and incorporate some amount of diamond bearing peridotite or eclogite during its scent to the earth's surface.  The type and amount of diamond bearing peridotite or eclogite the kimberlitic magma incorporates during its scent will determine the diamond content or grade of that specific kimberlite as well as the size and quality of diamonds.  Diamond bearing peridotite and eclogite occur as discontinuous pods and horizons in the upper mantle, typically underlying the thickest, most stable regions of Archean continental crust or cratons (Helmstaedt, 1993).  As a result, almost all of the economic diamond bearing-kimberlites worldwide occur in the middle of stable Archean cratons.

Diamond indicator minerals (DIMs) include minerals that have crystallised directly from a kimberlitic magma (phenocrysts), or mantle derived minerals (xenocrysts) that have been incorporated into the kimberlitic magma as it ascends to the earth's surface. Examples of DIMs are picroilmenite, titanium and magnesium rich chromite, chrome diopside, magnesium rich olivine, pyrope garnet and eclogite garnet.  Varieties of garnet include G1, G2, G9, G10, G11, G12 pyropes as defined by Dawson and Stephens (1975), G9 and G10 pyropes as defined by Gurney (1984) and Gurney and Moore (1993) and G3, G4, G5, and G6 eclogitic garnets as defined by Dawson and Stephens (1975).  From this paragraph on, reference to G1, G2, G3, G4, G5, G6, G11 and G12 pyrope garnets refers to Dawson and Stephens' (1975) classification and G9 and G10 refers to Gurney's (1984) G9 and G10 pyrope garnets of lherzolitic and harzburgitic origin, respectively.

DIMs are used not only to assess the presence of kimberlites in regional exploration programs but also to assess whether the kimberlites have the potential to contain diamonds.  There are a limited variety of DIMs from which information pertaining to the diamond bearing  potential of the host kimberlite can be gained.  Typically, these are DIMs that have been derived from diamond bearing peridotite and eclogite in the upper mantle (Mitchell, 1989).  The most common examples of these would include sub-calcic, G10 Chrome (Cr) pyrope garnets (harzburgitic), G9 pyrope garnets (lherzolitic), Chrome (Cr)- and Magnesium (Mg)-rich chromite (diamond inclusion field or "DIF" chromite from chromite or spinel harzburgite), diamond inclusion field "DIF" eclogitic garnets and chemically distinct jadeitic clinopyroxene (diagnostic of diamond bearing eclogites).

Other indicator minerals that have crystallised from a kimberlitic magma can provide information as to how well the diamonds in a given kimberlite have been preserved during their ascent to surface.  For instance, the presence of low iron and high magnesium picroilmenites in a kimberlite is a positive indication that the oxidation conditions of a kimberlitic magma were favourable for the preservation of diamonds during their ascent to surface in the kimberlitic magma.

Due to the unique geometry of a kimberlite pipe and the manner in which the kimberlite has intruded a pre-existing host rock type, there are often differences in the physical characteristics of a kimberlite and the host rock.  Often these contrasting physical characteristics are significant enough to be detected by airborne or ground geophysical surveys.  Two of the most commonly used geophysical techniques are airborne or ground magnetic surveys and electromagnetic (EM) surveys.  A magnetic survey measures the magnetic susceptibility and EM surveys measure the electrical conductivity (or resistivity) of the material at or near the earth's surface.  When magnetic or resistivity measurements are collected at regular spaced intervals along parallel lines, the data can be plotted on a map and individual values can be compared.  If a geophysical survey is conducted over an area where the bedrock and overburden geology is constant and there are no prominent structures or faults, there will be little variation in magnetic or resistivity response.  However, when a kimberlite intrudes a homogenous geologic unit and erupts on surface, there is often a detectable change in the geophysical signature or anomalous magnetic or resistivity response over the kimberlite diatreme.  When the data are contoured the anomalous results often occur as a circular or oval anomalies outlining the surface or near surface expression of the diatreme.

The effectiveness of geophysical methods in kimberlite exploration is dependent on the assumption that the difference between the geophysical signature of the hosting rock unit and a potential kimberlite is significant enough to be recognised by the geophysical techniques available.  There are many examples of economic kimberlites that produce very subtle, unrecognisable geophysical responses as well as non kimberlite geologic features and man made structures (referred to as "cultural interference") such as oil wells, fences, bridges, buildings which can produce kimberlite like anomalies.  For these reasons, it is extremely important that other information, such as DIM surveys, be used in conjunction with geophysical evidence to confirm whether there is other information to support the presence of a kimberlite diatreme (Fipke et al., 1995).

Gold hosted within silicate, oxide and sulphide iron formations is also a deposit type of interest.  However, gold may also be hosted and associated with quartz veins or be present throughout the properties in anomalous concentrations in nearly all lithologies in shear zone settings.  As well, past exploration for copper, zinc and other base and precious metals and diamonds has indicated that there is also potential for these types of mineral deposits within the region.

EXPLORATION

Thus far, no exploration has been conducted by NDT Ventures Ltd., or Navigator Exploration Inc. within the Fury, Sarcpa or Gem properties.  However, reconnaissance diamond indicator mineral (beach sand) samples were collected within properties held by Northern Empire, Stornoway and Hunter, during 2002 and on open ground.  Subsequently, based on the positive results of the diamond indicator mineral sampling and the discovery of diamond-bearing kimberlite, an additional 6 million acres (approximate) were staked by Northern Empire, Stornoway and Hunter, in the form of mineral claims and prospecting permits.  In total, one beach sand samples were collected within what is now known as the Fury Property and three beach sand samples were collected within what is now known as the Sarcpa Property.  No samples were collected within what is now known as the Gem Property.

Portions of the seven million acre property held by Northern Empire and Stornoway (approx. 1 million acres) have recently been optioned to NDT, Navigator and Strongbow Resources Inc. (Northern Empire Press Release, February 3, 2003; Aviat Project; NDT Ventures Ltd. Press Release, February 2003).

Of the four beach sand samples, which were collected during summer 2002, within what are now known as the Fury, Sarcpa and Gem properties, none are anomalous with respect to diamond indicator minerals.  The results from sampling within adjacent properties are not publicly available at this time.

In total during 2002, Northern Empire, Stornoway and Hunter Exploration conducted more than $600,000 in exploration expenditures within and in close proximity to the properties that are the subject of this report.

DRILLING

No publicly reported drilling and/or evidence of drilling for kimberlites and/or related intrusions exist within the properties visited which are the subject of this report.

SAMPLING METHOD AND APPROACH

APEX and Hunter Exploration collected till and beach sand samples during 2002 within and near the properties.  Sampling was conducted systematically throughout the region with at an average spacing of one sample per 20 square kilometers.  Sampling conducted during summer 2002 was conducted by APEX Geoscience Ltd. under the direct supervision of Dean Besserer, P.Geol., a qualified person or Mr. Adam Vary, of Hunter Exploration.  The samples were shipped from Igloolik, Nunavut and were prepared for shipping by Mr. Dean Besserer and/or Mr. Adam Vary at the end of August 2002.  All the till samples that were collected during summer 2002 exploration by APEX were marked at each sample site using artic grade flagging and a marked wood lath was put in the ground.  A grid location was noted where possible and a GPS location was collected at every sample site (Appendix 1).   Sample sizes were about twenty kilograms and samples were collected in clear plastic sample bags placed in a rice bag.  The sample identifiers were written on the outside of each bag (on both sides) and a piece of flagging was placed in the bag with the sample number written on it.  The sample bags were closed using zip ties.  The samples were then placed within a sealed poly woven (rice) bag, for shipping, by air or barge to Diamond Indicator Processing Inc. (DIPI), Thunder Bay, Ontario or the Saskatchewan Research Council (SRC), Saskatoon, Sk.  Some samples were collected in duplicate while in the field and were panned down and picked for possible diamond indicator minerals.  The samples were received by DIPI during the summer, and DIPI reported nothing unusual with respect to the shipments once received although some sample bags were ripped during shipping.  The author did not have control over the samples at all times and therefore can not personally verify what happened to the samples from the time they left Igloolik to the time they were received at DIPI and/or the SRC.  However, the author has no reason to believe that the security of the samples was compromised.

SAMPLE PREPARATION, ANALYSES AND SECURITY

All 2002 samples collected by Hunter Exploration and APEX were processed by DIPI or the SRC.  The samples that were processed by DIPI were picked by I&M Morrison and those processed by the SRC were picked by the SRC.

At DIPI, in order to recover heavy mineral concentrates, weighed samples were de-slimed using modified cement mixers.  The samples are then wet sieved (using a Gyravibe) into 2 fractions: <1 mm and >1 mm, the latter of which is stored.  The <1 mm material is then dried and sieved into three size fractions (0.5 mm, 0.25 mm and < 0.25 mm).  The sample fractions are then run through a Lismore magnetic separator for ferromagnetic separation to obtain magnetic and nonmagnetic fractions.  The separate size fractions (both magnetic and non-magnetic) are then sent to Cominco's Laboratory in Vancouver, B.C. for heavy liquid separation (methylene iodide, specific gravity 3.2) to further concentrate heavy minerals.  The final, dried concentrates, for diamond indicator mineral picking, are then sent to I&M Morrison.

At the SRC, in order to recover heavy mineral concentrates, weighed samples are de-slimed using modified paint mixers and by physical decanting in plastic pails.  The samples are then wet sieved (using a Sweco) into 3 fractions: less than 215 or 180 microns (clients choice), 215 or 180 microns to 1mm, and >1 mm, the rejects are all stored.  The sample fractions are then run through a magnetic separator for ferromagnetic separation to obtain magnetic and nonmagnetic fractions.  The separate size fractions (both magnetic and non-magnetic) are then further concentrated using a mag stream.  The final, dried concentrates, for diamond indicator mineral picking, were then picked at the SRC.

Microprobe analyses were performed on all individual picked grains in order to obtain their chemical composition.  Individual grains picked by I&M Morrison or the SRC were analysed by R.L. Barnett Geological Consulting Inc. of London, Ontario. The electron microprobe is equipped with a wavelength dispersive spectrometer (WDS).  The data was collected under a beam accelerating voltage and current of 20 kilovolts and 20 nanoamperes and a beam diameter between 1 and 3 micrometres.

DATA VERIFICATION

In several instances, the quantity of picked DIM grains from samples collected by Hunter Exploration during 2002 replicated results, within reason, of samples collected by Hunter Exploration during summer 2001.  Till samples collected by APEX were collected in duplicate at various sample locations.  These samples are currently in process of being processed and picked at the SRC.  As well, some duplicate samples collected during summer 2002 exploration by both APEX and Hunter Exploration were picked while in the field and replicated results, within reason, of original samples collected by APEX and Hunter Exploration during summer 2002.

Analytical standards (one for each mineral type analysed) were used to assess the precision and quality of the microprobe analyses.  The results of the analytical standards indicate that the data is of a high quality.  The quality of the data is also apparent in that the elemental ratios very closely approximate the stoichiometric formulae of those mineral types and the analyses yield acceptable analytical totals for the anhydrous minerals analysed (i.e. good totals).

Due to the limited nature and budget of the sampling programs completed thus far, and the limited number of samples collected, a rigorous quality assurance and quality control (QA/QC) program was not warranted.  However, spiked samples are currently being prepared as checks for both DIPI and the SRC.  As well, approximately 10 % of the already picked concentrates from both the SRC and I&M Morrison will be sent to one another as checks.  Mr. D. Besserer has visited both DIPI and the SRC laboratories during 2002.

ADJACENT PROPETIES

Northern Empire Minerals Ltd., Stornoway Ventures Ltd. and Hunter Exploration currently hold about six million acres in throughout the Melville Peninsula, which are adjacent to the Fury, Sarcpa and Gem properties.  During February 2003, Northern Empire and Stornoway announced the discovery of diamondiferous kimberlite in outcrop and float discovered during a reconnaissance sampling program on the Melville Peninsula (Northern Empire Press Release, February 3, 2003; Aviat Project).  The work was supervised and conducted by Mr. Dean Besserer and/or APEX Geoscience Ltd. (Figure 1).

INTERPRETATION AND CONCLUSIONS

Based on exploration conducted by others throughout the area, diamondiferous kimberlite(s) exist within the Melville Peninsula and Baffin Island.  Since a limited amount of exploration has been conducted within the properties which are the subject of this report, further systematic exploration needs to be completed throughout the properties.  Airborne and ground geophysics in conjunction with diamond indicator mineral sampling may lead to the important discovery of new kimberlite and/or related intrusion discoveries within the Fury, Sarcpa and Gem properties.  As well, the serpentinized ultramafic rocks mapped by the GSC within the Gem Property need to be followed up and sampled (if necessary).

RECOMMENDATIONS

Based on the results to date, favourable geology and proximity to recent discoveries, further exploration is warranted.  That is, the Fury, Sarcpa and Gem properties are of sufficient merit to justify further exploration.  It is therefore recommended that a staged exploration program consisting of the following be completed:

(a)

fly a high resolution airborne magnetic (HRAM) survey over the entire area covered by mineral permits.  The survey should be flown at a minimum line spacing of 200 meters with tie lines every kilometer.  As well, the survey lines should be flown perpendicular to the strike of the rocks, wherever possible.  An independent geophysicist should be on site during the flying to ensure quality control is maintained.  In total about 11,500, 5700 and 1700 line km's should be flown at the Fury, Sarcpa and Gem properties respectively at an approximate price of $12/line kilometre plus mobilization and demobilization;

(b)

upon receipt of the HRAM data, reconnaissance prospecting, mapping and till sampling should be systematically completed throughout the permits and till sampling should be completed in detail while prospecting at areas where the HRAM data has identified possible kimberlites or related intrusions.  In total a minimum of about 105, 70 and 25 samples should be collected at each of the Fury, Sarcpa and Gem properties respectively;

(c)

complete gridding, ground geophysical surveying over those land based priority magnetic targets; and

(d)

based on the results from the stage (c) exploration, drill targets and/or specific drill collars may be chosen as part of a fall or spring 2004 drill program.

The approximate budget to complete stages (a), (b) and (c) of exploration is about $680,000 and a more detailed breakdown of proposed costs are in Table 2.  The cost to complete about 1000 m of drilling is about $450,000.  Therefore, the total staged exploration budget is approximately $1,130,000 CDN, excluding G.S.T. (Table 2).

TABLE 2

BUDGET FOR PROPOSED  STAGED EXPLORATION FURY, SARCPA AND

 GEM PROPERTIES, MELVILLE PENINSULA AND BAFFIN ISLAND, NUNAVUT

Budget Item	Estimated Cost
Airborne Geophysical Survey (~200 m spaced lines; magnetics only; 18,900 line kilometres cumulative plus mob./demob.) On site quality control by an independent geophysicist	$250,000 $10,000

Field Costs

Collection of about 220 till samples (@$1000/sample all-up; Includes accommodation, travel, taxis, camp and field equipment and supplies, analytical, sample freight, etc.).

Ground Geophysical Surveying (20 grids)

$220,000 $200,000
Drilling 1000m @ $450 per meter all up.	$450,000
Total Project Costs, Excluding GST	$1,130,000

APEX Geoscience Ltd.

Dean J. Besserer, B.Sc., P.Geol.

Edmonton, Alberta, Canada

March 25, 2003

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____

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CERTIFICATE OF AUTHOR

I, Dean J. Besserer, residing at 131 Foxboro Landing, Sherwood Park, Alberta, Canada do hereby certify that:

1.

I am a principal and Vice President of APEX Geoscience Ltd. ("APEX"), Ste.200, 9797 - 45 Avenue, Edmonton, Alberta, Canada.

2.

I am a graduate of the University of Western Ontario, London, Ontario with a B.Sc. in Geology (1994) and have practised my profession continuously since 1994.

3.

I am a Professional Geologist registered with APEGGA (Association of Professional Engineers, Geologists and Geophysicists), and a 'Qualified Person' in relation to the subject matter of this report.

4.

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Fury, Sarcpa and/or Gem properties and do not hold securities of NDT Ventures Ltd., Navigator Exploration Corp., Northern Empire Minerals Ltd. or Stornoway Ventures Ltd.

5.

I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, or the omission to disclose which makes the Report misleading.

6.

I have read and understand National Instrument 43-101 and am considered independent of the issuer as defined in Section 1.5.

7.

I have visited the properties that are the subject of this Report During summer 1995 and summer 2002.

8.

I hereby consent to the use of this Report and my name in the preparation of a prospectus for the submission to any Provincial or Federal regulatory authority.

Dean J. Besserer, B.Sc., P.Geol.

Edmonton, Alberta, Canada

March 25, 2003

APPENDIX 1

Sample Locations

Appendix 1
Sample Locations

Sample ID	Zone	UTM		Collected By
		Easting	Northing
HM32	16	632988	7619788	Adam Vary
HM34	16	627853	7611275	Adam Vary
HM35	16	624929	7596495	Adam Vary
HAB01	16	684528	7774907	Dean Besserer

Converted to Zone 16, NAD 27; All samples collected during August 2002 exhibit 2.

Alberta Securities Commission                                                British Columbia Securities Commission

4th Floor, 300 - 5th Avenue S.W.            AND                        701 West Georgia Street

Calgary, Alberta  T2P 3C4                                                      P.O. Box 10142, Pacific Centre

Vancouver, B.C. V7Y 1L2

TSX Venture Exchange

Ontario Securities Commission

Vancouver Office

20 Queen Street West
P.O. Box 11633                                       AND                      Suite 1900
#2700, 650 West Georgia Street                                              Toronto, ON M5H 3S8

Vancouver, B.C., V6B 4N9

Consent of Professional (Qualified Person)

Re:  NDT Ventures Ltd. (the "Issuer")

1.

I, Dean J. Besserer of 131 Foxboro Landing, Sherwood Park, Alberta, have prepared the report entitled "Technical Report for the Fury, Sarcpa and Gem Properties, Melville Peninsula and Baffin Island, Nunavut, Canada (Amended and Restated)", (the Report).  The Report was completed on behalf of NDT Ventures Ltd., dated March 25th, 2003 in connection with a short form offering memorandum Filing for the purposes of raising capital;

2.

I do not own nor do I expect to receive any interest (direct, indirect or contingent) in the property described in the Report, nor in the securities of the Issuer in respect of services rendered in the preparation of the Report.  I may inadvertently and without my knowledge be the owner of any publicly traded security through participation in mutual funds over whose portfolios I have no control;

3.

I hereby consent to the use of the name of Dean J. Besserer, B.Sc., P.Geol. and/or APEX Geoscience Ltd. and to the use of and references to the Report;

4.

I hereby consent to the filing of the Report in the public files with the Securities Commissions of British Columbia and Alberta, copying of the report and to their use for obtaining required regulatory acceptance or approvals in connection with the property, which is the subject matter of the Report.

Dated this 25th day of March, 2003

(Signed & Sealed)

____________________________

Dean J. Besserer, B.Sc., P.Geol.

CERTIFICATE AND CONSENT

REPORT ENTITLED  "Technical Report for the

Fury, Sarcpa and Gem properties, Melville Peninsula and Baffin Island,

Nunavut, Canada (Amended and Restated)"

I, Dean J. Besserer, residing at 131 Foxboro Landing, Sherwood Park, Alberta, Canada do hereby certify that:

1.

I am a principal and Vice President of APEX Geoscience Ltd. ("APEX"), Ste.200, 9797 - 45th Avenue, Edmonton, Alberta, Canada.

2.

I am a graduate of the University of Western Ontario, London, Ontario with a B.Sc. in Geology (1994), and have practised my profession continuously since 1994.

3.

I am a Professional Geologist registered with APEGGA (Association of Professional Engineers, Geologists and Geophysicists), and a 'Qualified Person' in relation to the subject matter of this report.

4.

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Fury, Sarcpa and/or Gem properties and do not hold securities of NDT Ventures Ltd., Navigator Exploration Corp., Northern Empire Minerals Ltd. or Stornoway Ventures Ltd.

5.

I am not aware of any material fact or material change with respect to the subject matter of the Report that is not reflected in the Report, or the omission to disclose which makes the Report misleading.

6.

I have read and understand National Instrument 43-101 and am considered independent of the issuer as defined in Section 1.5.

7.

I have visited the properties that are the subject of this Report during summer 1995 and summer 2002.

8.

I hereby consent to the use of this Report and my name in the preparation of a prospectus for the submission to any Provincial or Federal regulatory authority.

Edmonton, Alberta, Canada

Dean J. Besserer, B.Sc., P.Geol.

March 25, 2003

            Vice President

APEX Geoscience Ltd.

exhibit 3.

NDT VENTURES LTD.

PRESS RELEASE

March 26, 2003                                                                                                   #03-06

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

SHORT FORM OFFERING DOCUMENT ACCEPTED

 AMENDED TECHNICAL REPORT FILED  RE MELVILLE PROPERTY

NDT Ventures Ltd. (TSXV:NDE) ("NDT") is pleased to announce that its Short Form Offering Document dated March 25, 2003 has been filed with and accepted by the TSX Venture Exchange. NDT intends to carry out a public offering (the "Offering") to raise $1,251,000 through the sale of units at $0.18 per unit by way of a Short Form Offering Document and in accordance with TSX Venture Exchange Policy 4.6.  The Offering will be conducted on a commercially reasonable efforts basis and is expected to close on or before April 10, 2003. First Associates Investments Inc. is acting as agent for the Offering

The Offering will be composed of 80% flow-through units and 20% non flow-through units.  Each flow-through unit will consist of one flow-through common share and one-half of one share purchase warrant (the "Warrant").  Each non-flow- through unit will consist of one non-flow-through common share and one-half of one share purchase warrant.  Each whole Warrant will entitle the holder to purchase an additional non-flow-through common share at a price of $0.27 for a period of twelve months.

The proceeds of the Offering combined with existing working capital will fund NDT's 2003-2004 exploration program on its Fury, Sarcpa and Gem properties, Nunavut (the "Melville Project") and will be added to general working capital.  The 2003-2004 exploration program will include airborne geophysics, regional till sampling, ground geophysical surveying and diamond drilling based on the recommendations of Dean Besserer, B.Sc., P. Geol. of Apex Geoscience Ltd. contained in his Technical Report dated March 7, 2003. NDT filed this Technical Report on the Melville Project in compliance with National Instrument 43-101 on March 17, 2003 under SEDAR project number 00521401 together with Mr. Besserer's consent and qualification certificate.

Subsequently, Mr. Besserer advised NDT that the March 7th Technical Report contained an error. Three minerals permits set out in Figures 2 and 3 were shown in the incorrect spatial location. This error subsequently changed the text of the Technical Report whereby four and not seven samples were collected during 2002 from NDT's Fury and Sarcpa Properties. Three of the samples collected and originally reported as being within the mineral permits comprising the Issuer's Fury Property are not within the property's boundaries. Accordingly, the Sample Locations in Appendix 1 have been amended and restated. The corrections do not make any changes to Mr. Besserer's recommendations contained in the initial March 7th Technical Report.

Mr. Besserer has made the necessary corrections in an Amended and Restated Technical Report dated March 25, 2003, which has been filed under the same SEDAR project number together with his consent and qualifications certificate.

On Behalf of the Board,

NDT VENTURES LTD.

"Fred G. Hewett"

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals and exploration results, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production, project development, ore reserve estimates, future anticipated reserves and cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

exhibit 4.

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the "Issuer"), 860 - 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2:

Date of Material Change

March 26, 2003

Item 3:

Press Release

Press releases dated March 18, 2003 and March 26, 2003 were released in Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer's Short Form Offering Document dated March 25, 2003 has been filed with and accepted by the TSX Venture Exchange and the Issuer has filed an Amended and Restated Technical Report dated March 25, 2003 on the Melville Project situated in Nunavut.

Item 5.

Full Description of Material Change

The Issuer's Short Form Offering Document dated March 25, 2003 has been filed with and accepted by TSX Venture Exchange. The Issuer intends to carry out a public offering (the "Offering") to raise $1,251,000 through the sale of units at $0.18 per unit by way of a Short Form Offering Document and in accordance with TSX Venture Exchange Policy 4.6.  The Offering will be conducted on a commercially reasonable efforts basis and is expected to close on or before April 10, 2003.

The Offering will be composed of 80% flow-through units and 20% non flow-through units.  Each flow-through unit will consist of one flow-through common share and one-half of one share purchase warrant (the "Warrant").  Each non-flow- through unit will consist of one non-flow-through common share and one-half of one Warrant.  Each whole Warrant will entitle the holder to purchase an additional non-flow-through common share at a price of $0.27 for a period of twelve months.

First Associates Investments Inc. ("First Associates") is acting as agent for the Offering.  The Issuer will pay the agent 7.5% commission of the aggregate gross proceeds received from the Offering.  The agent will also receive that number of share purchase warrants (the "Agent's Warrants") equal in number to 15% of the aggregate number of flow-through and non-flow-through units sold.  Each Agent's Warrant will entitle the holder to purchase one additional common share of the Issuer at $0.20 per share for twelve months.  First Associates will also receive a corporate finance fee payable in cash.  The cash commission, expenses of the Offering and corporate finance fee will be paid from the proceeds of the non-flow-through units.

The proceeds of the Offering combined with existing working capital will fund the Issuer's 2003-2004 exploration program on its Fury, Sarcpa and Gem properties, Nunavut (the "Melville Project") and will be added to general working capital.  The 2003-2004 exploration program will include airborne geophysics, regional till sampling, ground geophysical surveying and diamond drilling based on the recommendations of Dean Besserer, B.Sc., P. Geol. of Apex Geoscience Ltd. contained in a Technical Report dated March 7, 2003. The Issuer filed the Technical Report on the Melville Project in compliance with National Instrument 43-101 on March 17, 2003 under SEDAR project number 00521401 together with Mr. Besserer's consent and qualification certificate.

Subsequently, Mr. Besserer advised the Issuer that the March 7, 2003 Technical Report contained an error. Three minerals permits set out in Figures 2 and 3 were shown in the incorrect spatial location. This error subsequently changed the text of the Technical Report whereby four and not seven samples were collected during 2002 from the Issuer's Fury and Sarcpa Properties. Three of the samples collected are not within the mineral permits comprising the Issuer's Fury Property. Accordingly, the Sample Locations in Appendix 1 have been amended and restated. The corrections do not make any changes to Mr. Besserer's recommendations contained in the initial March 7, 2003 Technical Report.

Mr. Besserer has made the necessary corrections in an Amended and Restated Technical Report dated March 25, 2003, which has been filed under the same SEDAR project number together with his consent and qualifications certificate and a covering letter from the Issuer explaining what corrections were made to the original March 7, 2003 Technical Report.

Item 6.

Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President or Gail Sharp, Corporate Secretary at (604) 687-7545 who are knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 26th day of March, 2003

NDT VENTURES LTD.

Per:

"signed"

Gail Sharp, Corporate Secretary

exhibit 5.

NDT VENTURES LTD. NORTHAIR GROUP COMPANY SUITE 860 - 625 HOWE STREET VANCOUVER, BC V6C 2T6 CANADA TEL: (604) 687-7545 FAX: (604) 689-5041

VIA SEDAR

March 26, 2003

British Columbia Securities Commission

Alberta Securities Commission

701 West Georgia Street

4th Floor, 300 - 5th Ave. SW

Vancouver, B.C.

Calgary, Alberta

V7Y 1L2

T2P 3C4

Ontario Securities Commission

TSX Venture Exchange Inc.

20 Queen Street West

2700 - 650 West Georgia St.

Toronto, Ont.

Vancouver, B.C.

M5H 3S8

V6B 4N9

Dear Sirs:

Re:

SEDAR Project No. 00521401

NDT Ventures Ltd. (the "Issuer") filed a Technical Report dated March 7, 2003 on its Fury, Sarcpa and Gem Properties, situated on the Melville Peninsula and Baffin Island, Nunavut, Canada on March 17, 2003 under the above referenced SEDAR project, together with the requisite consent letter and qualification certificate of the author, Dean J. Besserer, B.Sc., P. Geol. of Apex Geoscience Ltd. (the "Qualified Person").

Subsequently, the Qualified Person has advised that the March 7 2003 Technical Report contained an error. Three mineral permits set out in Figures 2 and 3 were shown in the incorrect spatial location. This error subsequently changed the text of the Technical Report whereby four and not seven samples were collected during 2002 from the Issuer's Fury and Sarcpa Properties. Three of the samples collected and originally reported as being within the mineral permits comprising the Issuer's Fury Property are not within the property's boundaries. Accordingly, the Sample Locations set out in Appendix 1 have been amended and restated.

The corrections do not make any changes to the recommendations of the Qualified Person contained in the March 7, 2003 Technical Report.

The Qualified Person has made the corrections in an Amended and Restated Technical Report dated March 25, 2003, which is being filed herewith, together with the Qualified Person's consent letter and qualification certificate both dated March 25, 2003.

Yours truly,

NDT VENTURES LTD.

Per:

"signed"

Fred G. Hewett, President

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: March 27, 2003